Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Scotiabank Closes Transaction to Buy Leading Canadian Mortgage Lender

    TORONTO, April 3 /CNW/ - Scotiabank today announced the Bank has received regulatory approval to close its transaction to buy the mortgage business of
Maple Financial Group Inc., including Maple Trust Company, a national leader in mortgage lending.
    The acquisition improves Scotiabank's ranking to No. 3 from No. 4 in
Canada's overall mortgage market and doubles the Bank's mortgage originations through the broker channel - where mortgages are acquired through brokers.
    "This transaction is an excellent strategic fit for both companies," said
Rick Waugh, Scotiabank President and Chief Executive Officer (CEO). "Our goal is to build a stronger, more competitive institution, while presenting exciting opportunities for employees, customers and shareholders alike."
    Maple Financial Group's mortgage business includes about $7.9 billion in mortgages under administration and more than 43,000 mortgages outstanding.
Maple Trust is a national trust company focused on residential mortgage lending and deposit products. With nearly 200 employees, Maple Trust ranks among the top five lenders in the low-risk, insured mortgages segment.
    "This acquisition is in line with Scotiabank's strategy to grow and further strengthen its position as a leading provider of mortgage financing in
Canada," said Alberta Cefis, Scotiabank Executive Vice-President, Domestic
Personal Lending and Insurance. "In keeping with these goals, the focus is on preserving employment and cultivating the talent and expertise needed to expand the business."
    Scotia Capital was the Bank's exclusive financial advisor for the transaction.

    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With more than 50,000 employees, Scotiabank
Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With
$325 billion in assets (as at January 31, 2006), Scotiabank trades on the
Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: please contact Frank Switzer at Scotiabank at
(416) 866-7238 or frank_switzer(at)scotiacapital.com./
    (BNS. BNS)

CO:  Scotiabank

CNW 11:04e 03-APR-06